November 19, 2006

To:

Formula Systems (1985) Ltd. (the "Company")

Dear Sirs,

Statement of Position: We Object to the Spin-off of the Shares of Formula Vision

Pursuant to Section 88(b) of the Companies Law – 1999, we hereby submit a Statement of Position regarding our objection to the proposed resolution included in the agenda of the Company's shareholders meeting scheduled for November 12, 2006 – the spin-off of the shares of Formula Vision Technologies (F.V.T) Ltd. ("Vision") by way of dividend to the Company's shareholders (the "Spin-off").

This Statement is submitted by Computer Direct Management and Investment (1998) Ltd., the holder of 90,369 of the Company's shares (0.7%). The controlling shareholders of Computer Direct Management and Investment (1998) Ltd. are Computer Direct Group Ltd. and Mr. Adi Eyal, who do not hold shares in the Company.

Our position is as follows:

We Object to the Spin-off of the Vision Shares. The Spin-off will not benefit but rather damage the Company and its shareholders, for the following reasons:

1. Vision owes the Company approximately NIS 214 million (the "Debt"), which is an unsecured debt. Following the Spin-off, Vision will cease to be a subsidiary of the Company and will become a separate company. We believe that under these circumstances the Company will not have the efficient means to ensure that the Debt is repaid, and that the Spin-off will dramatically reduce the likelihood of such repayment.

   The provisions of the Agreement dated September 12, 2006 for the sale of the control in the Company from FimGold to Emblaze, indicate that Emblaze has equally serious concerns that Vision will fail to repay the Debt. Emblaze took protective measures against these concerns – by requiring and receiving from FimGold (as a part of the agreement), a bank guarantee in the amount of $10 million, which Emblaze may forfeit if the Debt is not repaid.

   The Company itself, on the other hand, was not granted any securities for the repayment of the Debt!

   The bank guarantee to be granted to Emblaze increases our concerns that the Debt will not be repaid - Emblaze, the Company's new controlling shareholder, will not have a real motivation to take actions to collect Vision's Debt to the Company, as it will be much easier for Emblaze to forfeit the bank guarantee, which will effectively indemnify Emblaze against the vast majority of its damages resulting

from Vision's failure to repay (taking into account its percentage of holdings in the Company).

We believe that the Shareholders of the Company should vote AGAINST the Spin-off unless the Company is granted adequate securities which will ensure the full and timely repayment of Vision's Debt to the Company.

2. Regarding Mr. Dan Goldstein's notification whereby if the Spin-off is consummated, he intends to offer to purchase all the shares of Vision at a price of NIS 2.16 per share -- We believe that the proposed price does not constitute an "adequate compensation" for the damages that the shareholders will incur as a result of the Spin-off (as explained in Section 1 above).

When considering the adequacy and fairness of the proposed price, it should be noted that in 2004 the Company purchased shares in Vision for NIS 4.11 per share (almost double the price at which they are currently being proposed by Mr. Goldstein). At that time Mr. Goldstein controlled Vision, and we informed the Company that in our opinion (an opinion which was shared by the Israeli Securities Authority), such transaction was not duly approved by the Company's corporate organs as required under the law. Further, it should be noted that Mr. Goldstein's notification is unclear as to whether the tender offer will be subject to certain conditions, such as a minimum acceptance rate, and therefore there is no certainty that Mr. Goldestein's proposed purchase will indeed be consummated.

3. We believe that the Spin-off does not serve the interests of the Company and its shareholders; rather, its main purpose is to promote the interests of the controlling shareholders. The Company's controlling shareholders hold shares in Vision too, and as a result of the Spin-off they will gain and strengthen their control in Vision. This means that the Company effectively gives up, in favor of the controlling shareholders, the control premium that the Company could require in consideration for the controlling shares in Vision.

Needless to say that the proposed Spin-off is entirely inconsistent with the business move made by the Company on 2004 – the acquisition (referred to above) of Vision shares for the extremely high price of NIS 4.11 per share, and is also inconsistent with the business rational that was supposed to justify such acquisition, from the Company's perspective. It appears that the Company purchases Vision shares (for a high price) when such a move suits the interests of the controlling shareholders, and distributes the shares (for a low price) when the controlling shareholders benefit from such a move.

Sincerely,

Computer Direct Management and Investment (1998) Ltd

